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                                                              Exhibit (a)(5)(ii)


August 2004 Results Released and "Dutch Auction" Tender Offer Announced

9/13/2004--The Progressive Corporation today reported the following results for August 2004:

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($ in millions, except per
share amounts)                   August       August
                                  2004         2003             Change
                                --------      -------           ------
Net premiums written            $1,085.7   $ $978.8                11%
Net premiums earned              1,007.4      901.6                12%
Net income                         100.3       83.7                20%
      Per share                      .46        .38                21%
Combined ratio                      89.2       89.9            .7 pts.
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Along with the monthly results, Progressive announced that it is commencing a modified "Dutch auction" tender offer to purchase up to 17.1 million of its outstanding Common Shares, $1.00 par value. Under the terms of the offer, which expires at 12:00 midnight, New York City time on Friday, October 15, 2004 (unless extended), shareholders of the Company may tender (or offer to sell) some or all of their shares at prices not greater than $88.00 nor less than $78.00 per share.

A Dutch auction tender offer is a public offer made to the shareholders of a company to purchase a specified number of the company's shares, in which the shareholder selects the price at which he or she is willing to sell shares, within the price range set by the party making the offer. In this case, the offer is made by the Company for its own shares, which is sometimes referred to as an "issuer self tender offer." At the time of the expiration of the tender offer, all the tenders that have been made by shareholders (and not withdrawn) in accordance with the tender offer requirements will be tabulated, and the Company will determine the lowest price within the stated range that will allow it to purchase the number of shares sought by the Company in the tender offer. Once the final number of shares and price have been set, the Company will purchase at that price only those shares that were tendered at or below the set price (subject to proration, as discussed below).

Shareholders who elect to participate can tender their shares for sale to the Company at a price within the stated range. SHAREHOLDERS WHO DO NOT WISH TO PARTICIPATE DO NOT NEED TO TAKE ANY ACTION.

If more than 17.1 million shares are properly tendered for sale to the Company, then (i) the Company has the discretion to purchase up to approximately 4.4 million additional shares, subject to legal requirements, and (ii) certain "odd lot," proration and conditional tender provisions may apply, which could result in the Company purchasing less than all of the shares that a shareholder tenders at or below the purchase price. In any event, at the close of the tender offer, the Company will purchase the number of shares that have
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been selected at a single purchase price, even if they were tendered at a price below the purchase price.

Shareholders who tender their shares at a price above the purchase price will not have their shares purchased in the tender offer, and those shares will be promptly returned to shareholders (or to their broker, if the shares are held in a brokerage account) after the expiration of the tender offer. The Company may extend the tender offer in its discretion, subject to legal requirements.

In a letter that will be distributed to shareholders, Glenn Renwick, CEO, explains:

"After evaluating our financial condition, business prospects and capital needs, our Board of Directors has determined that we currently have a significant amount of capital on hand in excess of what we need to support our insurance operations, fund our corporate obligations and prepare for various contingencies. In view of this situation and our publicly stated policy to return capital to shareholders when appropriate, the Board determined that this tender offer would be a prudent use of our excess capital and an efficient means to return capital to our shareholders who choose to participate. The tender offer thus represents an opportunity for us to return capital to shareholders who elect to tender their shares, while at the same time increasing non-tendering shareholders' proportionate interests in Progressive."

Shareholders who hold share certificates and owners of vested stock options will receive a communication directly from the Company about the tender offer. Shareholders who hold shares in a brokerage account will receive information from their broker. Participants in the RSP should expect to receive a communication from the Company that will be followed by further information from Fidelity. This information will include an Offer to Purchase to be dated September 14, 2004 and the related Letter of Transmittal, which taken together constitute the Company's offer to purchase shares in the tender offer.

THIS ANNOUNCEMENT IS FOR INFORMATIONAL PURPOSES ONLY AND IS NEITHER AN OFFER TO PURCHASE NOR A SOLICITATION OF AN OFFER TO SELL SHARES. THE OFFER IS MADE SOLELY BY THE OFFER TO PURCHASE AND THE RELATED LETTER OF TRANSMITTAL AND ANY RELATED AMENDMENTS OR SUPPLEMENTS THERETO, WHICH CONTAIN IMPORTANT INFORMATION ABOUT THE OFFER AND THE COMPANY THAT SHOULD BE READ BEFORE TENDERS ARE MADE. SHAREHOLDERS WILL ALSO BE ABLE TO OBTAIN THE OFFER TO PURCHASE, THE LETTER OF TRANSMITTAL AND RELATED MATERIALS FOR FREE AT THE SEC'S WEB SITE AT WWW.SEC.GOV, FROM THE INFORMATION AGENT FOR THE TENDER OFFER, MORROW & CO., INC., BY CALLING (800) 607-0088 OR FROM THE COMPANY BY CONTACTING US AT INVESTOR_RELATIONS@PROGRESSIVE.COM.

Neither the Company nor the Board of Directors makes any recommendation to shareholders as to whether to tender or refrain from tendering their shares or as to the price or prices at which shareholders may choose to tender their shares. Shareholders must make their own decisions as to whether to tender their shares and, if so, how many shares to tender and the price or prices at which they should tender their shares. In so doing, shareholders should read carefully the information in the Offer to Purchase, the related Letter of Transmittal and other documents which are received.

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If you have any questions regarding the tender offer, please contact the information agent for the tender offer, Morrow & Co., at (800) 607-0088 or the dealer manager for the tender offer, J.P. Morgan Securities Inc. at
(866) 262-0777.

See the complete release in the Investor Relations section at progressive.com.